SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

May 12, 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. – Registration Statement on Form N-2 (File Number: 333-202835)

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below is the Company’s response to the oral comment received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by the Company on May 6, 2015 relating to the Company’s Registration Statement on Form N-2 (File No. 333-202835). The Staff’s comment is set forth below and is followed by the Company’s response.

COMMENT: We note that the Company’s response to our Comment No. 25 contained in the Company’s letter dated May 5, 2015. We re-issue that comment and also request that you provide us with more granular information regarding the characteristics of the Company’s unfunded commitments.

RESPONSE: The Company does not treat the senior secured revolving credit facilities and delayed draw term loans1 that it provides to its portfolio companies as senior securities because the Company does not believe that these instruments have the attributes associated with “senior securities” under Section 18 of the Investment Company Act of 1940 (the “1940 Act”), including the attributes set forth by the SEC in Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”).2

1 The only other type of instrument that the Company has entered into that may, in its broadest sense, be deemed to be an “unfunded commitment” relates to the Company’s joint venture with entities controlled by members of the Glick Family. In connection with this joint venture, the Company has committed to investment up to $87.5 million in the subordinated notes and equity of the joint venture. However, because any decision to call down on such capital commitment requires the explicit authorization of the Company and the Company may withhold such authorization for any reason in its sole discretion, the Company believes that this arrangement differs significantly from the other instruments (i.e., the senior secured revolving credit facilities and delayed draw term loans) described herein given that the Company would be contractually obligated to fund these other instruments if certain objective criteria set forth therein were satisfied.

2 To the extent that the Company enters into other arrangements in the future that are not addressed herein, it will conduct an analysis thereof, including taking into account the position of the SEC set forth in Release 10666, in order to determine whether it should treat such arrangements as a senior securities for purposes of Section 18 of the 1940 Act. If it determines that any such arrangements should be treated as a senior security for purposes of Section 18 of the 1940 Act, the Company undertakes to either (i) treat such arrangement as a senior security for purposes of Section 18 of the 1940 Act or (ii) “cover” such arrangement by earmarking and holding unencumbered liquid assets equal in value to the arrangement. See Merrill Lynch Asset Management, L.P. (pub. available July 2, 1996) (explaining that a fund would be permitted to place any asset, including equity securities and non-investment grade debt, in a segregated account, so long as the asset is unencumbered, liquid and marked to the market daily). If the Company follows the second approach set forth above after a determination that an arrangement should be treated as a senior security for purposes of Section 18 of the 1940 Act, then it will in effect not treat such arrangement as a senior security under Section 18 of the 1940 Act for so long as the arrangement is adequately “covered.” For purposes of the foregoing, the Company’s liquid assets would be deemed to be “unencumbered” even if they were subject to a lien under the Company’s credit facilities so long as the Company were not in default thereunder and otherwise had unfettered access to the liquid assets (i.e., it could sell such liquid assets without the need to obtain the consent or other approval from the lenders under its credit facilities).

Mr. Dominic Minore

U.S. Securities and Exchange Commission

May 12, 2015

Specifically, in Release 10666, the SEC held that certain securities trading practices by investment companies “may involve the issuance of a senior security subject to the prohibitions and asset coverage requirements of Section 18.” Release 10666 explained that the specific securities trading practices described therein, such as reverse repurchase agreements, firm commitment agreements and standby commitment agreements, each should be considered “evidence of indebtedness,” and therefore, senior securities, for purposes of Section 18. The SEC also noted that this position applies to “similar trading practices with comparable effects on the capital structure of the investment company.” However, the SEC emphasized that its views were “based not so much on the conclusion that [the instruments described in Release 10666], considered in isolation, are inherently securities for all purposes, but more upon the proposition that the trading practices involving the use by investment companies of such [instruments] for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18.” [Emphasis added.] The SEC reasoned that the risk associated with such investments was significantly higher due to the “substantial amount of leveraging” in the instruments and in light of interest rate volatility. The SEC further elaborated that these instruments contained speculative aspects because “the gains and losses from the transactions can be extremely large relative to invested capital.”

The concerns underlying the SEC’s position in Release 10666 are not present with respect to the Company’s senior secured revolving credit facilities and delayed draw term loans. These instruments are not designed for speculative purposes or to accomplish leveraging. Rather, much like a community bank that provides its customers with revolving lines of credit and other sources of financing, the Company offers senior secured revolving credit facilities and delayed draw term loans as a service to its portfolio companies for the purpose of creating and maintaining a long-standing business relationship with them. In this regard, it is important to highlight that the Company generally only provides senior secured revolving credit facilities and delayed draw term loans to portfolio companies in connection with an existing lender-borrower relationship (e.g., the Company has a senior secured term loan investment in the portfolio company). At March 31, 2015, the Company had loans outstanding to 59 portfolio companies and provided senior secured revolving credit facilities and delayed draw term loans to 14 of those portfolio companies. The Company’s portfolio is comprised of mature middle market companies with average revenues in excess of $200 million and average EBITDA in excess of $50 million. As their businesses are all cash flow positive, portfolio companies are generally borrowing on a temporary basis to manage seasonal or other changes in working capital. By being a “one-stop” financing source for its portfolio companies, the Company believes that it greatly increases the chances that the portfolio companies will come to it to obtain future financing.

The other significant business purpose with respect to the Company’s provision of such lending services to its portfolio companies is that it allows the Company to maintain a senior secured position in the capital structure of its portfolio companies, which protects the Company’s investments in its portfolio companies in the event that they default on their borrowing obligations. If the Company did not provide these other lending services to its portfolio companies, then banks and other lenders would effectively get paid ahead of or at the same time as the Company in the event of a default by its portfolio companies. Moreover, the addition of another senior lender in connection with a portfolio company investment made by the Company means that the Company loses the ability to control the outcome of any restructuring involving the portfolio company. Given that the Company may have other investments in the portfolio company, such as second lien loans and equity investments, to protect, the loss of such control could be detrimental to the Company’s overall investment in the portfolio company.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

May 12, 2015

In addition, the attributes and features of the senior secured revolving credit facilities and delayed draw term loans that the Company provides to its portfolio companies are deliberately designed to avoid interest rate risk, further bearing out the fact that the Company does not enter into these arrangements for “speculative purposes or to accomplish leveraging.” These instruments have floating interest rates and interest rate floors and, as a result, the payments made by the Company’s portfolio companies thereunder adjust up and down as interest rates change, subject to the interest rate floors. Thus, these instruments are intended to insulate the Company from interest rate volatility by allowing the Company to avoid much of the pain if interest rates start to rise and, due to the existence of the interest rate floors, lessen the sting if interest rates start to fall. While these features do not eliminate interest rate risk with respect to these instruments, they do significantly mitigate such risk and, as a result, do not contain the significant speculative attributes associated with the securities trading practices discussed in Release 10666.3

Moreover, the Company only receives “market” loan origination and undrawn commitment fees in connection with the provision of senior secured revolving credit facilities and delayed draw term loans to its portfolio companies. Specifically, as of March 31, 2015, the Company’s loan origination fees on these instruments ranged from 1.00% to 2.57% of the total loan amount (with a mean origination fee of approximately 1.74%) and undrawn commitment fees ranged from 0.50% to 1.00% of the total undrawn loan amount (with a mean of 0.63%). The origination fees on the Company’s senior secured revolving credit facilities and delayed draw term loans are within the industry standard of 1.0% to 3.0% and are intended to cover the costs associated with underwriting and structuring the loans. Similarly, the undrawn commitment fees on the Company’s senior secured revolving credit facilities and delayed draw term loans are within the industry standard of 0.5% to 3.0% and are intended to cover the administrative and other costs of keeping a line of credit open. Thus, unlike the standby commitment agreements discussed in Release 10666, the Company’s senior secured revolving credit facilities and delayed draw term loans are not being used to “earn commitment fees without revenue or cost.” The fees that the Company receives from these instruments are used not as a “put” to enable the Company to earn fees without investment or cost; rather, the Company uses these fees to defray administrative and underwriting costs associated therewith. Importantly, the Company receives these fees in exchange for the cost of providing its portfolio companies with access to capital in the form of senior secured revolving credit facilities and delayed draw term loans, not as a means of earning a significant source of income unaccompanied by any actual cost to or investment by the Company.

3 During the Company’s call with the Staff, the Staff mentioned that the potential for speculation may exist to the extent that the Company were to receive warrants to purchase common stock or other equity interests in its portfolio companies in connection with its provision of senior secured revolving credit facilities and delayed draw term loans to them. While not commenting on the merit thereof, the Company notes that it does not receive warrants to purchase common stock or other equity interests in its portfolio companies in connection with its provision of senior secured revolving credit facilities and delayed draw term loans to them.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

May 12, 2015

In light of the foregoing, the Company does not believe that treating the senior secured revolving credit facilities and delayed draw term loans that it provides to its portfolio companies as senior securities would fall within the legislative purpose Section 18 of the 1940 Act or the policy rationale underlying Release 10666.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas